LER
-OURCES INC.

.E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
-L: (403) 269-6753
. AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

File No.
82-3881

04012747

SUPPL

January 30, 2004

SEC MAIL RECEIVED PROCESSING
FEB 09 2004
WASH. D.C. 155 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated January 30, 2004

Please find enclosed 3 copies of the news release listed above.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Yours very truly,

TYLER RESOURCES INC.

for D. MacAulay
Barbara O'Neill

dw 2/11

TYLER RESOURCES INC.

File No. 82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-05

NEWS FOR RELEASE: January 30, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Stock Options Granted and Warrants Exercised

Tyler Resources Inc. has granted stock options under its 2002 Stock Option Plan for 1,500,000 common shares for a period of five years commencing on January 30, 2004 and at an exercise price of $0.20 per share to its directors, officers, an employee and a consultant.

The Company is also pleased to announce that substantially all of the 2002 Share Purchase Warrants have been exercised.

"James Devonshire"

James Devonshire
Chairman/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TYLER RESOURCES INC. File No. 82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-05

NEWS FOR RELEASE: January 30, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Stock Options Granted and Warrants Exercised

Tyler Resources Inc. has granted stock options under its 2002 Stock Option Plan for 1,500,000 common shares for a period of five years commencing on January 30, 2004 and at an exercise price of $0.20 per share to its directors, officers, an employee and a consultant.

The Company is also pleased to announce that substantially all of the 2002 Share Purchase Warrants have been exercised.

"James Devonshire"

James Devonshire
Chairman/Director

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-05

NEWS FOR RELEASE: January 30, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Stock Options Granted and Warrants Exercised

Tyler Resources Inc. has granted stock options under its 2002 Stock Option Plan for 1,500,000 common shares for a period of five years commencing on January 30, 2004 and at an exercise price of $0.20 per share to its directors, officers, an employee and a consultant.

The Company is also pleased to announce that substantially all of the 2002 Share Purchase Warrants have been exercised.

"James Devonshire"

James Devonshire
Chairman/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.